Exhibit 99.38

FORM 62-103F3

ALTERNATIVE MONTHLY REPORT
PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

Item 1— Security and Reporting Issuer

1.1                               State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares and warrants of:

Largo Resources Ltd. (“Largo”)
55 University Avenue, Suite 1101
Toronto, Ontario M5J 2H7

1.2                               State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. Effective August 31, 2020, WFI (as defined below) ceased to manage or exercise control or direction over common shares of Largo (“Common Shares”) and other securities of Largo owned by the Gary and Mary West Foundation (the “Foundation”) and the Gary and Mary West Health Endowment (the “Endowment”). The Common Shares are listed on the TSX.

Item 2 — Identity of the Eligible Institutional Investor

2.1                               State the name and address of the eligible institutional investor.

West Family Investments, Inc. (“WFI”)
1603 Orrington Avenue, Suite 810
Evanston, IL 60201 U.S.A.

WFI is an investment manager that furnishes investment advice to and/or manages certain investment funds listed in section 2.3 of this report (the “Funds”). In its role as advisor and/or investment manager, WFI possesses voting and/or investment power over the securities of Largo owned by the Funds which are described in this report.

2.2                               State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered by WFI ceasing to manage or exercise control or direction over Common Shares and other securities of Largo owned by the Foundation and the Endowment on August 31, 2020.

2.3                               State the name of any joint actors.

West Investment Holdings LLC
Gary and Mary West 2012 Gift Trust
West CRT Heavy LLC

WFI Co-Investments, LLC
Gary West IRA

Mary West IRA
(collectively, the “Funds”)

2.4                               State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

WFI is eligible to file reports under Part 4 in respect of Largo’s securities.

Item 3 — Interest in Securities of the Reporting Issuer

3.1                               State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

As of August 31, 2020, WFI ceased to manage or exercise control or direction over securities of Largo owned by the Foundation and the Endowment, decreasing the aggregate securities held by the Funds and managed or advised by WFI by an aggregate of 6,142,985 Common Shares and 1,009,660 2021A Warrants (as defined below) constituting a reduction of approximately 1.27% of the total number of Common Shares outstanding (assuming the exercise of all of the warrants to purchase Common Shares owned by the Foundation and the Endowment into Common Shares).

3.2                               State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

As at August 31, 2020, the Funds collectively owned the following securities of Largo:

•                  47,658,022 Common Shares

•                  3,566,767 warrants to purchase Common Shares at a price of $0.29 per Common Share until January, 28, 2021 (“2021A Warrants”)

•                  3,634,712 warrants to purchase Common Shares at a price of $0.29 per Common Share until March 2, 2021 (“2021B Warrants”)

•                  200,000 warrants to purchase Common Shares at a price of $0.50 per Common Share until December 31, 2020 (“2020B Warrants”)

•                  783,719 warrants to purchase Common Shares at a price of $1.15 per Common Share until December 13, 2022 (“2022 Warrants”)

The Common Shares, 2021A Warrants, 2021B Warrants, 2020B Warrants and 2022 Warrants owned by the Funds constitute approximately 9.76% of the total number of Common Shares outstanding, based on (a) there being 563,781,160 issued and outstanding

Common Shares (1) and (b) assuming the exercise of all of the 2021A Warrants, 2021B Warrants, 2020B Warrants and 2022 Warrants owned by the Funds into an aggregate additional 8,185,198 issued and outstanding Common Shares.

3.3                               If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4                               State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)                                 the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)                                 the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)                                  the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

WFI, as an investment advisor and/or investment manager with voting and/or investment power, has control over the securities of Largo owned by the Funds described in Section 3.2.

3.5                               If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

Not applicable.

3.6                               If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

(1) Based on information provided by Largo.

3.7                               If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable

Item 4 — Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

(a)                                 the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

(b)                                 a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(c)                                  a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(d)                                 a material change in the present capitalization or dividend policy of the reporting issuer;

(e)                                  a material change in the reporting issuer’s business or corporate structure;

(f)                                   a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

(g)                                 a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(h)                                 the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(i)                                    a solicitation of proxies from securityholders;

(j)                                    an action similar to any of those enumerated above.

WFI controls the securities of Largo owned by the Funds described in this report on behalf of the Funds for investment purposes. Depending on market conditions and other factors that WFI may deem material to its investment decisions, WFI may, on behalf of the Funds, in the future acquire additional securities of Largo or derivative securities related to the Common Shares, in the open market or in privately negotiated purchases or otherwise. WFI may also, on behalf of the Funds, depending on then-current circumstances, dispose of all or a portion of the Common Shares,

2021A Warrants, 2021B Warrants, 2020B Warrants and 2022 Warrants or other securities or derivative securities related to the Common Shares, in one or more transactions, in each case to the extent then permitted by applicable laws.

Item 5 — Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 6 — Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 7— Certification Certificate

The undersigned eligible institutional investor certifies, to the best of its knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 3rd day of September, 2020.

WEST FAMILY INVESTMENTS, INC.

Per:	“Randy Rochman”
Randy Rochman
Authorized Signatory